Exhibit 4.10

Rights and Obligations Assumption Letter

This entity, Baoding Baigou New City Bright Scholar Shenghua Education Consulting Co., Ltd., is the subsidiary established by BGY Education Investment Management Co., Ltd. (“Investor”) and registered at the Baigou Xincheng branch office of the Administration for Industry and Commerce on May 19, 2017.The Investor holds 70% of the equity interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.1 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a “New Subsidiary of Party B” of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Baoding Baigou New City Bright Scholar Shenghua Education Consulting Co., Ltd. (Seal) Seal of Baoding Baigou New City Bright Scholar Shenghua Education Consulting Co., Ltd. Affixed

By:	/s/ Jinsheng Cheng
Name:	Jinsheng Cheng
Title:	Legal Representative
Date:	June 14, 2017